As filed with the Securities and Exchange Commission on December 6, 2007      Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________

FORM F-6
REGISTRATION STATEMENT
under
THE SECURITIES ACT OF 1933
For Depositary Shares

Representing Ordinary Participation Certificates  (Certificados de Participación Ordinarios)

of

VITRO, S.A.B. DE C.V.
(Exact name of issuer of deposited securities as specified in its charter)
N/A
(Translation of issuer's name into English)
THE UNITED MEXICAN STATES
(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK
(Exact name of depositary as specified in its charter)

One Wall Street New York, N.Y. 10286
(212) 495-1784
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York
ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Peter B. Tisne, Esq.
Emmet, Marvin & Martin, LLP
120 Broadway
New York, New York 10271
(212) 238-3010

It is proposed that this filing become effective under Rule 466
[ ] immediately upon filing
[ ] on (Date) at (Time).
If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares representing Ordinary Participation Certificates (Certificados de Participación Ordinarios)	100,000,000 American Depositary Shares	$5.00	$5, 000,000	$153.50
Ordinary Participation Certificates (Certificados de Participación Ordinarios) representing financial interests in ordinary shares of Vitro, S.AB.. de C.V.	300,000,000 Ordinary Participation Certificates	$0 (2)	$0(2)	$0

1

For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

2

No fee is charged for the issuance of Ordinary Participation Certificates.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

Pursuant to Rule 429 under the Securities Act of 1933, the Prospectus contained herein also relates to the Depositary Shares of the registrant covered by a previous Registration Statement on Form F-6 of the registrant (Regis. No. 333-125749).

_______________________

The prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Amended and Restated Deposit Agreement filed as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15, 16 and 18
(iii) The collection and distribution of dividends	Articles number 4, 12, 13, 15 and 18
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 11, 15, 16 and 18
(v) The sale or exercise of rights	Articles number 13, 14, 15 and 18
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 13, 15, 17 and 18
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 11
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6, 8 and 22
(x) Limitation upon the liability of the depositary	Articles number 14, 18, 19, 21 and 26

3. Fees and Charges	Articles number 7 and 8

Item - 2.

Available Information

Public reports furnished by issuer	Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a-1.

Form of Amended and Restated Deposit Agreement dated as of ____________, 2007, among Vitro, S.A.B. de C.V., The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Shares issued thereunder. - Filed herewith as Exhibit 1.

a-2.

Trust Agreement between Vitro, S.A.B. de C.V., as Settlor and Nacional Financiera S.N.C., as Trustee, dated November 28, 1990. – Incorporated by reference to the Registration Statement on Form F-1, No. 33-43660 filed by Vitro, S.A. de C.V. with the Commission.

b.

Form of letter from The Bank of New York to Vitro, S.A.. de C.V.  relating to pre-release activities. - Filed herewith as Exhibit 2.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) and (b) above.

d-1.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. - Filed herewith as Exhibit 4.1.

d-2.

Opinion of Juan Manuel Altamirano León, counsel for the CPO Trustee, as to the legality of the securities to be registered. – Filed herewith as Exhibit 4.2.

e.

Certification under Rule 466. - Not Applicable.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

                                                                          SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on December 6, 2007.

Legal entity created by the agreement for the issuance of American Depositary Shares for Ordinary Participation Certificates (Certificados de Participación Ordinarios) representing financial interests in ordinary shares of Vitro, S.A.B. de C.V.

By:

The Bank of New York,
 As Depositary

By:  /s/ Keith G. Galfo

        Name:  Keith G. Galfo

        Title:    Vice President

Pursuant to the requirements of the Securities Act of 1933, Nacional Financiera, S.N.C., acting solely on bhalf of the legal entity created by the Trust Agreement, dated November 28, 1990 between Vitro, S.A.B. de C.V. as Settlor and Nacional Financiera, S.N.C., as Trustee, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Mexico City, Mexico on November 26, 2007.

Legal entity created by the agreement for the issuance of Ordinary Participation Certificates (Certificados de Participación Ordinarios) representing financial interests in ordinary shares of Vitro, S.A.B. de C.V.

By:

Nacional Financiera S.N.C.
 As Trustee

By:  /s/ Juan Manuel Altamirano León

        Name:  Juan Manuel Altamirano León

        Title:    General Trustee Delegate

Pursuant to the requirements of the Securities Act of 1933, Vitro, S.A.B. de C.V. has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Monterrey, Mexico on December 6, 2007.

VITRO, S.A.B. DE C.V.

By:

/s/ Federico Sada Gonzalez

Name:

Federico Sada Gonzalez

Title:

President and Chief Executive Officer

By:

/s/ Enrique Osorio López

Name:

Enrique Osorio López

Title:

Chief Financial Officer

By:

/s/ Claudio Del Valle Cabello

Name:

Claudio Del Valle Cabello

Title:

Chief Accounting Officer

Each person whose signature appears below hereby constitutes and appoints Enrique Osorio López and Alejandro Sánchez Mújica and each of them severally, his or her true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his or her name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto each of said attorneys full power to act with or without the other, and full power and authority to do and perform, in his or her name and on his or her behalf, every act whatsoever which such attorneys, or any one of them, may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated and on December 6, 2007.

Name

Title

/s/ Adrian Sada Treviño

Adrian Sada Treviño

Director and Honorary Chairman

____________________

Adrián Sada González

Director and Chairman

/s/ Federico Sada González

Federico Sada González

President and Chief Executive Officer

(principal executive officer)

/s/ Tomás González  Sada

Tomás González  Sada

Director

/s/ Andres Yarte Cantú

Andres Yarte Cantú

Director

/s/ Gustavo Madero Muñoz

Gustavo Madero Muñoz

Director

____________________

Carlos Eduardo Represas de Almeida

Director

/s/ Jaime Serra Puche

Jaime Serra Puche

Director

____________________

Carlos Muñoz Olea

Director

/s/ Joaquín Vargas Guajardo

Joaquín Vargas Guajardo

Director

____________________

Alejandro Garza Lagüera

Director

____________________

Eduardo G. Brittingham Sumner

Director

/s/ Manuel Güemez de la Vega

Manuel Güemez de la Vega

Director

/s/ Julio Escamez Ferreiro

Julio Escamez Ferreiro

Director

/s/ Carlos Bremer Gutierrez

Carlos Bremer Gutierrez

Director

/s/ Ricardo Martin Bringas

Ricardo Martin Bringas

Director

/s/ Alejandro Sánchez Mújica

Alejandro Sánchez Mújica

Secretary

/s/ Enrique Osorio López

Enrique Osorio López

Chief Financial Officer

(principal financial officer)

/s/ Claudio Del Valle Cabello

Claudio Del Valle Cabello

Chief Administrative Officer

(principal accounting officer)

PUGLISI & ASSOCIATES

Authorized U.S. Representative

By:  /s/ Donald J. Puglisi

Donald J. Puglisi

INDEX TO EXHIBITS

Exhibit Number	Exhibit
1

Form of Amended and Restated Deposit Agreement dated as of ____________, 2007, among Vitro, S.AB.. de C.V., The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Shares issued thereunder.

2	Form of letter from The Bank of New York to Vitro, S.A. de C.V. relating to pre-release activities.
4.1	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.
4.2	Opinion of Juan Manuel Altamirano León, counsel for the CPO Trustee, as to the legality of the securities to be registered.